UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2017

INTEGRA LIFESCIENCES

HOLDINGS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	0-26224	51-0317849
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

311 Enterprise Drive

Plainsboro, NJ 08536

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (609) 275-0500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 Entry into a Material Definitive Agreement

On January 10, 2017, Integra LifeSciences Holdings Corporation, a Delaware corporation, (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Integra Derma, Inc., a newly formed, indirect wholly owned subsidiary of the Company (“Merger Sub”), and Derma Sciences, Inc., a Delaware corporation (“Derma”). Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of:

•	Common stock, par value $0.01 per share, of Derma (the “Common Shares”), at a price of $7.00 per Common Share (the “Common Share Offer Price”);

•	Series A Preferred Stock (as defined in the Merger Agreement) at a price of $32.00 per share of Series A Preferred Stock, which represents the Series A Liquidation Preference per share of Series A Preferred Stock (the “Series A Offer Price”); and

•	Series B Preferred Stock (as defined in the Merger Agreement) at price of $48.00 per share of Series B Preferred Stock (the “Series B Offer Price” and, together with the Common Share Offer Price and the Series A Offer Price, as applicable, the “Offer Price”).

As soon as practicable following acceptance for payment of the Common Shares, Series A Preferred Stock and Series B Preferred Stock pursuant to the Offer, Merger Sub will be merged with and into the Company, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Derma surviving the Merger as a wholly owned subsidiary of the Company. At the effective time of the Merger (the “Effective Time”), each Common Share or share of Company Preferred Stock (as defined in the Merger Agreement) not purchased in the Offer (other than Common Shares or shares of Company Preferred Stock for which the holder thereof has properly demanded the appraisal of such shares in accordance with, and has complied in all respects with, the DGCL) will be converted into the right to receive an amount, in cash and without interest, equal to the applicable Offer Price.

Pursuant to the Merger Agreement, and upon terms and conditions thereof, Merger Sub has agreed to commence the Offer as promptly as reasonably practicable (but in no event later than 10 business days) after the date of the Merger Agreement. Completion of the Offer is subject to various conditions, including there being validly tendered in the Offer (in the aggregate) and not properly withdrawn prior to the expiration of the Offer: (a) that number of Common Shares and shares of Company Preferred Stock that equals at least a majority in voting power of the Common Shares and shares of Company Preferred Stock then issued and outstanding, voting together as a single class, (b) that number of shares of Series A Preferred Stock that equals at least a majority of the shares of Series A Preferred Stock then issued and outstanding, and (c) that number of shares of Series B Preferred Stock that equals at least a majority of the shares of Series B Preferred Stock then issued and outstanding. The Offer will expire in accordance with the Merger Agreement, unless extended in accordance with the terms of the Offer, the Merger Agreement and the applicable rules and regulations of the SEC. The consummation of the Offer is subject to certain other customary conditions, including the expiration or termination of the applicable Hart-Scott-Rodino waiting period and the absence of any Company Material Adverse Effect (as defined in the Merger Agreement), and is expected to close in the late First Quarter 2017. The Company intends to fund the transaction with a combination of cash on hand and money borrowed under the Company’s existing revolving credit facility.

At the Effective Time, subject to the terms and conditions set forth in the Merger Agreement, each stock option to purchase shares of Derma Common Shares (an “Option”) and each Derma restricted stock unit award (an “RSU”), in each case, outstanding immediately prior to the Effective Time that is vested as of the Effective Time in accordance with its terms, will automatically be cancelled and converted into the right to receive a cash amount equal to the product of (i) the total number of shares of Derma Common Stock subject to such Option or RSU and (ii) (a) in the case of any such Option, the excess (if any) of $7.00 (the “Per Share Merger Consideration”) over the per-share exercise price of such Option, and (b) with respect to any such RSU, the Per Share Merger Consideration. At the Effective Time, subject to the terms and conditions set forth in the Merger Agreement, each Option and each RSU, in each case, outstanding immediately prior to the Effective Time that does not become vested as of the Effective Time in accordance with its terms (and that is not forfeited as of the Effective Time in accordance with its terms), will automatically be converted into an option or restricted stock unit (as applicable) relating to shares of Company common stock generally subject to the same terms and conditions as were applicable to each such Option or RSU immediately prior to the Effective Time, the number, and (with respect to Options only) the exercise price, of which will be determined in accordance with the adjustment mechanisms set forth in the Merger Agreement.

The Merger Agreement includes various representations, warranties and covenants of the parties customary for a transaction of this nature. Until the earlier of the termination of the Merger Agreement and the Effective Time, the Company has agreed, among other things, to operate its business in the ordinary course and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement.

The Company is subject to a “no-solicitation” restriction on its ability to solicit alternative acquisition proposals, and to provide information to and engage in discussions with third parties, subject to customary exceptions intended to allow the Company’s Board of Directors to fulfill its fiduciary duties. The Merger Agreement contains certain termination rights of the Company and Derma, and provides that, upon the termination of the Merger Agreement under specified circumstances, Derma will be required to (i) pay the Company a termination fee equal to $6,120,000 and/or (ii) reimburse the Company with respect to certain expenses in connection with the Merger, in an amount not to exceed $1.5 million.

The foregoing summary of the material terms of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of the parties contained in the Merger Agreement have been made solely for the benefit of such parties. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by confidential disclosures made by the parties to each other in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties or covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties, the Offer and the Merger that is or will be contained in, or incorporated by reference into, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, that will be filed with the SEC by Merger Sub and the Company and a Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed with the SEC by Derma, and the other documents that the parties will file, with the SEC.

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On January 10, 2017, the Company issued a press release announcing its preliminary financial results on revenues, organic revenues, earnings per share, adjusted earnings per share, operating cash flows and free cash flows for the fourth quarter and year ended December 31, 2016 and preliminary financial guidance for 2017 (the “Press Release”). A copy of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item.

The Company will hold a conference call for analysts and investors at 9:00 am ET on Wednesday, January 11, 2017, to discuss the preliminary financial results for 2016 and preliminary expectations for 2017 and to answer questions. Further information about the call appears in the Press Release.

The information contained in Item 2.02 of this Current Report on Form 8-K (including the Press Release and selected historical financial information) is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information contained in Item 2.02 of this Current Report on Form 8-K (including the Press Release and selected historical financial information) shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

Discussion of Adjusted Financial Measures

In addition to our GAAP results, which we regularly report on a quarterly basis, we provide organic revenues, adjusted EBITDA, adjusted net income, adjusted earnings per diluted share, adjusted diluted weighted average shares outstanding, free cash flow, and adjusted free cash flow conversion. Organic revenues consist of total revenues excluding the effects of currency exchange rates, acquired revenues, and product discontinuances. The various measures of adjusted EBITDA consist of GAAP net income, excluding: (i) depreciation and amortization, (ii) other income (expense), (iii) interest income and expense, (iv) income taxes, (v) and those operating expenses also excluded from adjusted net income. The measure of adjusted net income consists of GAAP net income, excluding: (i) global enterprise resource planning (“ERP”) implementation charges; (ii) structural optimization charges; (iii) post-spin SeaSpine separation related charges (iv) certain employee severance charges; (v) acquisition-related charges; (vi) convertible debt non-cash interest; (vii) intangible asset amortization expense; and (viii) income tax impact from adjustments and other items. The measure of adjusted diluted weighted average shares outstanding is calculated by adding the economic benefit of the convertible note hedge transactions relating to Integra’s 2016 convertible notes. The adjusted earnings per diluted share measure is calculated by dividing adjusted net income attributable to diluted shares by adjusted diluted weighted average shares outstanding. The measure of free cash flow consists of GAAP net cash provided by operating activities less purchases of property and equipment. The measure of adjusted free cash flow consists of free cash flow adjusted for certain one-time unusual items. The adjusted free cash flow conversion measure is calculated by dividing free cash flow by adjusted net income.

The Company believes that the presentation of organic revenues and the various adjusted EBITDA, adjusted net income, adjusted earnings per diluted share, adjusted diluted weighted average shares outstanding, free cash flow and adjusted free cash flow conversion measures provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. Management uses non-GAAP financial measures in the form of organic revenues, adjusted EBITDA, adjusted net income, adjusted earnings per diluted share, adjusted diluted weighted average shares outstanding, free cash flow and adjusted free cash flow conversion when evaluating operating performance because we believe that the inclusion or exclusion of the items described below, for which the amounts and/or timing may vary significantly depending upon the Company’s acquisition, integration, and restructuring activities, for which the amounts are non-cash in nature, or for which the amounts are not expected to recur at the same magnitude, provides a supplemental measure of our operating results that facilitates comparability of our financial condition and operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of our Company.

Organic revenues, adjusted EBITDA, adjusted net income, adjusted earnings per diluted share, adjusted diluted weighted average shares outstanding, free cash flow and adjusted free cash flow conversion are significant measures used by management for purposes of:

•	supplementing the financial results and forecasts reported to the Company’s board of directors;

•	evaluating, managing and benchmarking the operating performance of the Company;

•	establishing internal operating budgets;

•	determining compensation under bonus or other incentive programs;

•	enhancing comparability from period to period;

•	comparing performance with internal forecasts and targeted business models; and

•	evaluating and valuing potential acquisition candidates.

The measure of organic revenues that we report reflects the increase in total revenues for the quarter ended December 31, 2016 adjusted for the effects of currency exchange rates, acquired revenues, and product discontinuations on current period revenues. We provide this measure because changes in foreign currency exchange rates can distort our revenue reduction favorably or unfavorably, depending upon the strength of the U.S. dollar in relation to the various foreign currencies in which we generate revenues. We generate significant revenues outside the United States in multiple foreign currencies including euros, British pounds, Swiss francs and Australian and Canadian dollars. We believe this measure provides useful information to determine the success of our international selling organizations in increasing sales of products in their local currencies without regard to fluctuations in currency exchanges rates, for which we do not control. Additionally, significant acquisitions and discontinued product lines can distort our current period revenues when compared to prior periods.

The measure of adjusted net income reflects GAAP net income adjusted for one or more of the following items, as applicable:

•	Global ERP implementation charges. Global ERP implementation charges consist of the non-capitalizable portion of internal labor and outside consulting costs related to the implementation of a global ERP system. We have inherited many diverse business processes and different information systems through our numerous acquisitions. Accordingly, we are undertaking this initiative in order to standardize business processes globally and to better integrate all of our existing and acquired operations using one information system. Although recurring in nature given the expected timeframe to complete the implementation for our existing operations and our expectation to continue to acquire new businesses and operations, management excludes these charges when evaluating the operating performance of the Company because the frequency and amount of such charges vary significantly based on the timing and magnitude of the Company’s implementation activities.

•	Structural optimization charges. These charges, which include employee severance and other costs associated with exit or disposal of facilities, costs related to acquisition integration, costs related to transferring manufacturing and/or distribution activities to different locations, and rationalization or enhancement of our organization, existing manufacturing, distribution, administrative, functional and commercial infrastructure. Some of these cost-saving and efficiency-driven activities are identified as opportunities in connection with acquisitions that provide the Company with additional capacity or economies of scale. Although recurring in nature given management’s ongoing review of the efficiency of our organization and structure, including manufacturing, distribution and administrative facilities and operations, management excludes these items when evaluating the operating performance of the Company because the frequency and amount of such charges vary significantly based on the timing and magnitude of the Company’s rationalization activities and are, in some cases, dependent upon opportunities identified in acquisitions, which also vary in frequency and magnitude.

•	Certain employee severance charges. Certain employee severance and related charges consist of charges related to senior management level terminations and certain significant reductions in force that are not initiated in connection with restructuring. Management excludes these items when evaluating the Company’s operating performance because these amounts do not affect our core operations and because of the infrequent and/or large scale nature of these activities.

•	Acquisition-related charges. Acquisition-related charges include (i) up-front fees and milestone payments that are expensed as incurred in connection with acquiring licenses or rights to technology for which no product has been approved for sale by regulatory authorities and such approval is not reasonably assured at the time such up-front fees or milestone payments are made, (ii) inventory fair value purchase accounting adjustments, (iii) changes in the fair value of contingent consideration after the acquisition date, and (iv) legal, accounting and other outside consultants expenses directly related to acquisitions or divestitures. Inventory fair value purchase accounting adjustments consist of the increase to cost of goods sold that occur as a result of expensing the “step up” in the fair value of inventory that we purchased in connection with acquisitions as that inventory is sold during the financial period. Although recurring given the ongoing character of our development and acquisition programs, these acquisition, divestiture and in-licensing related charges are not factored into the evaluation of our performance by management after completion of development programs or acquisitions because they are of a temporary nature, they are not related to our core operating performance and the frequency and amount of such charges vary significantly based on the timing and magnitude of our development, acquisition and divestiture transactions as well as the level of inventory on hand at the time of acquisition.

•	Post-spin SeaSpine separation related charges. These charges include legal expenses and adjustments to stock based compensation incurred as part of the spin-off.

•	Intangible asset amortization expense. Management excludes this item when evaluating the Company’s operating performance because it is a non-cash expense.

•	Convertible debt non-cash interest. The convertible debt accounting requires separate accounting for the liability and equity components of the Company’s convertible debt instruments, which may be settled in cash upon conversion, in a manner that reflects an applicable non-convertible debt borrowing rate at the time that we issued such convertible debt instruments. Management excludes this item when evaluating the Company’s operating performance because of the non-cash nature of the expense.

•	Income tax impact from adjustments and other items. Estimated impact on income tax expense related to the following:

(i)	Adjustments to income tax expense for the amount of additional tax expense that the Company estimates that it would record if it used non-GAAP results instead of GAAP results in the calculation of its tax provision, based on the statutory rate applicable to jurisdictions in which the above non-GAAP adjustments relate.

(ii)	When we calculate the adjusted tax rate, we include a full year estimate for all discrete items. We then apply that full year rate to the year-to-date results and calculate the current quarter’s rate to arrive at the year-to-date adjusted tax rate. We believe this removes significant variability in our results and creates a more operationally consistent result for our investors to use for comparability purposes. Specifically, the adoption of the FASB Update No. 2016-09 accounting standard has the effect of generating a significant tax expense benefit in each of the four quarters of 2016. For the adjusted tax rate, we are treating this as a rate item, which is consistent with how other discrete tax expense items are handled in our current adjusted tax expense measure.

Weighted average shares used to calculate GAAP diluted EPS includes the convertible notes and warrant transactions because they are dilutive. The measure of adjusted diluted weighted average shares outstanding used to calculate adjusted diluted EPS includes the effect of the convertible notes hedge transactions, which is anti-dilutive. Integra believes the non-GAAP measure is useful for understanding the economic benefit of the convertible notes hedge transactions.

Organic revenues, adjusted EBITDA, adjusted net income, adjusted earnings per diluted share, adjusted diluted weighted average shares outstanding, free cash flow and adjusted free cash flow conversion are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the revenues, costs or benefits associated with the operations of the Company’s business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. The Company expects to continue to acquire businesses and product lines and to incur expenses of a nature similar to many of the non-GAAP adjustments described above, and exclusion of these items from its adjusted financial measures should not be construed as an inference that all of these revenue adjustments or costs are unusual, infrequent or non-recurring. Some of the limitations in relying on the adjusted financial measures are:

•	The Company periodically acquires other companies or businesses, and we expect to continue to incur acquisition-related expenses and charges in the future. These costs can directly impact the amount of the Company’s available funds or could include costs for aborted deals which may be significant and reduce GAAP net income.

•	The Company has initiated a long term effort to implement a global ERP system, and we expect to continue to incur significant systems implementation charges until that effort is completed. These costs can directly impact the amount of the Company’s available funds and reduce GAAP net income.

•	All of the adjustments to GAAP net income have been tax affected at the Company’s actual tax rates. Depending on the nature of the adjustments and the tax treatment of the underlying items, the effective tax rate related to adjusted net income could differ significantly from the effective tax rate related to GAAP net income.

ITEM 8.01 OTHER EVENTS

On January 10, 2017, the Company issued a Press Release announcing, among other things, entry into the Merger Agreement, which is attached as Exhibit 99.1, and incorporated into this Item 8.01 by reference. The Company also prepared an investor presentation a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The information contained herein, including the attached press release, is furnished pursuant to Item 8.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except as may be expressly set forth by specific reference in such filing.

About Integra LifeSciences

Integra LifeSciences, a world leader in medical technology, is dedicated to limiting uncertainty for caregivers, so they can concentrate on providing the best patient care. Integra offers innovative solutions, including leading regenerative technologies, in specialty surgical solutions and orthopedics and tissue technologies. For more information, please visit www.integralife.com.

Important Information regarding the Offer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Common Share and shares of Company Preferred Stock described in this Form 8-K has not commenced. At the time the tender offer is commenced, the Company and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC and Derma will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Derma Sciences’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This Current Report on Form 8-K and Exhibit 99.1 hereto contain “forward-looking statements”, including statements regarding the proposed transaction and the ability to consummate the proposed transaction. Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to the following: statements regarding the anticipated benefits of the proposed transactions contemplated by the Merger Agreement (the “Proposed Transactions”); statements regarding the anticipated timing of filings and approvals relating to the Proposed Transactions; statements regarding the expected timing of the completion of the Proposed Transactions; the percentage of Derma’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Proposed Transactions may not be satisfied or waived; the effects of disruption caused by the Proposed Transactions making it more difficult to maintain relationships with employees, vendors and other business partners; stockholder litigation in connection with the Proposed Transactions; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent quarterly reports on Form 10-Q, as well as the Schedule TO and related tender offer documents to be filed by the Company and Merger Sub and the Solicitation/Recommendation Statement to be filed by Derma. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Item 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

2.1	Agreement and Plan of Merger, dated as of January 10, 2017, by and among Integra LifeSciences Holdings Corporation, Integra Derma, Inc., and Derma Sciences, Inc.*

99.1	Press release with attachments, dated January 10, 2017 issued by Integra LifeSciences Holdings Corporation

99.2	Investors Presentation

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

Date: January 10, 2017	By:	/s/ Glenn G. Coleman
Glenn G. Coleman
Title: Corporate Vice President, and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 10, 2017, by and among Integra LifeSciences Holdings Corporation, Integra Derma, Inc. and Derma Sciences, Inc.*

99.1	Press release with attachments, dated January 10, 2017 issued by Integra LifeSciences Holdings Corporation

99.2	Investors Presentation

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished to the Securities and Exchange Commission upon request.